March 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Acer Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-253838
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Acer Therapeutics Inc. hereby requests that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on Friday, March 12, 2021, or as soon thereafter as may be practicable.

Very truly yours,

ACER THERAPEUTICS INC.

/s/ Harry S. Palmin

Harry S. Palmin
Chief Operating Officer and
Chief Financial Officer

cc:	Mike Hird, Esq.

Patty M. DeGaetano, Esq.

One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458

Phone: (844) 902-6100